Filed by Five9, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Five9, Inc.

Commission File No.: 001-36383

Date: July 19, 2021

This filing relates to the proposed merger of Five9, Inc., a Delaware Corporation (“Five9”), with Summer Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and a direct, wholly owned subsidiary of Zoom Video Communications, Inc., a Delaware corporation (“Zoom”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of July 16, 2021, by and among Zoom, Merger Sub and Five9.

Tweet Rowan Trollope row.eth 5 9 @rowantrollope . 16h Zoom is buying cloud contact center provider Five9 for $14.7 billion Zoom announced on Sunday that it’s acquiring Five9 for $14.7 billion to expand beyond video conferencing. cnbc.com 38 38 277

The following article was published by CNBC on July 18, 2021.

Zoom is buying cloud contact center provider Five9 for $14.7 billion

By: Ari Levy

KEY POINTS

•	Zoom announced on Sunday that it’s acquiring Five9 for $14.7 billion in stock.

•	This is Zoom’s first billion-dollar deal and comes as the company looks to expand beyond video chat.

•	Five9’s market cap as of Friday’s close was $11.9 billion. The acquisition price amounts to a 13% premium.

The deal marks Zoom’s first billion-dollar acquisition and comes as the company prepares for a post-pandemic world with employees returning to the office. It’s the second-biggest U.S. tech deal this year, behind Microsoft’s planned $16 billion purchase of Nuance Communications, according to FactSet.

“We are continuously looking for ways to enhance our platform, and the addition of Five9 is a natural fit that will deliver even more happiness and value to our customers,” said Zoom CEO Eric Yuan in a press release.

Five9 closed on Friday with a market cap of $11.9 billion, or $177.60 a share. Zoom said Five9 stockholders will receive 0.5533 shares of Zoom Video Communications for every Five9 share. That values Five9 at $200.28 a share, a 13% premium, and represents about 14% of Zoom’s market cap of close to $107 billion.

Zoom has been among the top growth stories in the 16 months since Covid-19 caused a sudden shutdown of offices across the globe, forcing workers in finance, retail, tech and law offices to communicate from remote locations.

After expanding revenue by 326% in 2020, Zoom faces a natural slowdown, especially as companies reopen and face-to-face meetings resume. While the company has launched new products to reckon with coming changes to its business, it’s now so big that organic growth alone is unlikely to satisfy Wall Street. It also needs new revenue sources as Microsoft ramps up competition in video chat with Teams.

Zoom’s stock price jumped almost 400% last year, though it’s dropped 36% since reaching its peak in October.

Five9 has seen rapid growth of its own since early 2020, as demand surged for call center technology that would allow representatives to do their jobs from home. Companies had to quickly adapt to cloud software of all sorts, including for their contact centers.

Five9’s revenue climbed 33% to $435 million last year. CEO Rowan Trollope told CNBC’s Jim Cramer in May that the company signed two of its largest deals during the latest period, expecting them to generate more than $20 million combined annually.

“We’re not having to convince customers that cloud is an acceptable option anymore,” he said. “They’re just diving in.”

The deal brings together two former Cisco executives. Yuan, who founded Zoom in 2011, previously helped build WebEx, which Cisco bought in 2007 for $3.2 billion. He stayed at Cisco until he left to start Zoom.

Trollope will become a president of Zoom and remain as CEO of Five9, reporting to Yuan.

Trollope joined Cisco in 2012 after a 22-year career at Symantec. He eventually rose to become senior vice president in charge of all of Cisco’s collaboration products and was seen by some analysts as the top lieutenant to CEO Chuck Robbins. He departed to take the CEO role at Five9 in 2018.

The transaction is expected to close in the first half of 2022. Five9 stockholders still have to approve the deal, and it requires regulatory clearance. Goldman Sachs advised Zoom on the acquisition, and Frank Quattrone’s Qatalyst Partners advised Five9.

The two companies will host a call on Zoom for investors on Monday at 8:30 am New York time.

Forward-Looking Statements

This communication contains forward-looking information related to Five9, Zoom and the acquisition of Five9 by Zoom that involves substantial risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this communication include, among other things, statements about the potential benefits of the proposed transaction for Five9, Zoom and their respective customers, Zoom’s plans, objectives, expectations and intentions with respect to the combined company, the size of the opportunity for Zoom in contact centers, the financial condition, results of operations and business of Five9 or Zoom, and the anticipated timing of closing of the proposed transaction. Risks and uncertainties include, among other things, risks related to the ability of Five9 to consummate the proposed transaction on a timely basis or at all; Zoom’s ability to successfully integrate Five9’s operations and personnel; Zoom’s ability to implement its plan, forecasts and other expectations with respect to Five9’s business after the completion of the transaction and realize expected synergies; the satisfaction of the conditions precedent to consummation of the proposed transaction; Five9’s ability to secure regulatory approvals on the terms expected in a timely manner or at all, especially in light of recent regulatory developments in the United States and elsewhere; the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; disruption from the transaction making it more difficult to maintain business and operational relationships; any negative effects of the announcement or the consummation of the proposed transaction on the market price of Five9’s common stock or on Five9’s operating results; the impact of significant transaction costs and unknown liabilities on Five9’s operating results; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed transaction; the exertion of management’s time and Five9’s resources, and other expenses incurred in connection with any regulatory or governmental consents or approvals for the transaction; the effect of the announcement or pendency of the transaction on Zoom and Five9’s business relationships, operating results, and business generally; the impact of the COVID-19 pandemic and related public health measures on Zoom and Five9’s businesses and general economic conditions; the impact of geopolitical events; Five9’s ability to attract new clients or sell additional services and functionality to our existing clients; failure to manage our growth effectively; failure to adequately retain and expand Five9’s sales force; failure to manage technical operations infrastructures; failure to successfully maintain, grow and manage strategic relationships; failure to effectively develop, manage, and maintain network of master agents and resellers; adverse economic conditions; the effects of the COVID-19 pandemic have materially affected how Five9, its clients and business partners are operating, and the duration and extent to which this will impact Five9’s future results of operations and overall financial performance remains uncertain; security breaches and improper access to or disclosure of Five9’s data or its clients’ data, or other cyber attacks on its systems; potential future acquisitions or dispositions; the markets in which we participate involve numerous competitors and are highly competitive; terminate or reduction of subscriptions and related usage by existing clients; demands of larger organizations that Five9 may not offer which could delay or prevent such sales and harm Five9’s growth rates, business and operating results; failure by third party telecommunications and internet service providers to provide reliable services; the contact center software solutions market is subject to rapid technological change; failure to comply with laws and regulations; and risks attendant to our convertible senior notes and increased debt levels.

These risks, as well as other risks related to the proposed transaction, will be described in the registration statement on Form S-4 and proxy statement/prospectus that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Five9’s and Zoom’s respective periodic reports and other filings with the SEC, including the risk factors identified in Five9’s and Zoom’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K.

The forward-looking statements included in this communication are made only as of the date hereof. Five9 assumes no obligation and does not intend to update these forward-looking statements, except as required by law.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed merger, Zoom intends to file with the SEC a registration statement on Form S-4, which will include a proxy statement of Five9 and that also constitutes a prospectus of Zoom (the “proxy statement/prospectus”). After the registration statement has been declared effective by the SEC, the proxy statement/prospectus will be delivered to stockholders of Five9. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SECURITY HOLDERS OF FIVE9 AND ZOOM ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the proxy statement/prospectus (when available) and other documents filed by Five9 and Zoom with the SEC, without charge, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Five9 will be available free of charge under the Financials & Filings heading of the Investor Relations section of Five9’s website at https://investors.five9.com/. Copies of the documents filed with the SEC by Five9 will be available free of charge under the SEC Filings heading of the Investor Relations section of Zoom’s website at https://investors.zoom.us/.

Participants in the Solicitation

Five9 and Zoom and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Five9’s directors and executive officers is set forth in Five9’s Form 10-K for the year ended December 31, 2020 and the proxy statement for Five9’s 2021 Annual Meeting of Stockholders, which were filed with the SEC on March 1, 2021 and March 29, 2021, respectively. Information about Zoom’s directors and executive officers is set forth in Zoom’s Form 10-K for the year ended January 31, 2021 and the proxy statement for Zoom’s 2021 Annual Meeting of Stockholders, which were filed with the SEC on March 18, 2021 and May 5, 2021, respectively. Stockholders may obtain additional information regarding the interests of such participants by reading the registration statement and the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed merger when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Five9 and Zoom using the sources indicated above.